Exhibit 99.2

TORM plc Annual Report 2018

“TORM’s commercial performance over the past year has continuously been among the best within its peer group. The product tanker market has rebounded significantly since November 2018, and looking ahead, we are well-positioned to leverage the ongoing market recovery, illustrated by a 43% increase in freight rates achieved so far in the first quarter of 2019 compared to 2018,” says Executive Director Jacob Meldgaard.

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In 2018, TORM realized an EBITDA of USD 121m (2017: USD 158m). The 2018 profit before tax amounted to USD -33m (2017: USD 3m). Despite negative results, TORM’s performance has been strong compared to industry peers. Return on Invested Capital (RoIC) was 0.1% (2017: 2.8%).

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For the full year 2018, TORM achieved TCE rates of USD/day 12,982 (2017: USD/day 14,621). The first half of 2018 continued a trend from 2017 with healthy consumer-driven demand for refined oil products offset by inventory drawdown. The drawdowns resulted in a loss of potential trade of 4% over the period. In the third quarter of 2018, freight rates reached historically low levels due to reduced trading volumes and continued cargo cannibalization by newbuilt crude tankers opting for clean cargos on their maiden voyage. Towards the end of 2018 and early 2019, the broader tanker markets experienced a significant recovery with freight rates reaching levels last seen towards the end of 2015 and beginning of 2016.

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On 26 January 2018, TORM completed an equity raise through a private placement of USD 100m. The new equity increased TORM’s ability to pursue attractively priced growth opportunities, including the ongoing newbuilding program.

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In 2018, TORM executed newbuilding options for three MR vessels for a total commitment of USD 93m from Guangzhou Shipyard International. This brings the total number of newbuilding deliveries in the 2017-2020 period up to 15 of which TORM took delivery of four LR2 vessels during 2018. The remaining newbuilding program covers two LR1 and seven MR vessels with expected deliveries in 2019 and the first quarter of 2020. In 2018, TORM sold four older vessels (two MR vessels and two Handysize vessels) for a total consideration of USD 27m. Three of the vessels were delivered to their new owners in 2018, and one vessel was delivered in the first quarter of 2019. In the first quarter of 2019, TORM also sold and delivered one older MR vessel. As of 31 December 2018, TORM’s fleet consisted of 72 owned vessels, three chartered vessels and nine vessels on order, including vessels for which a sale has been agreed.

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In the fourth quarter of 2018, TORM established a joint venture with ME Production, a leading scrubber manufacturer, and Guangzhou Shipyard International, which is part of the China State Shipbuilding Corporation group. The joint venture, named ME Production China, will manufacture scrubbers in China and deliver them to a range of maritime industry customers for both newbuildings and retrofitting. TORM holds an ownership stake of 27.5% in the new joint venture. In connection with the establishment of the joint venture, TORM has ordered a number of scrubbers from ME Production China. With these orders, TORM has committed to install scrubbers on 21 vessels and signed a letter of intent for installations on up to a total of 39 vessels, or approximately half of TORM’s fleet. During 2018, TORM successfully conducted its first retrofit scrubber installation on the MR ice-class vessel TORM Lene. On 15 October 2018, TORM took delivery of the first newbuilding outfitted with a scrubber, the LR2 vessel TORM Hilde.

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As of 31 December 2018, TORM’s available liquidity was USD 406m and consisted of USD 127m in cash, USD 233m in undrawn credit facilities and USD 46m in undrawn credit facilities subject to documentation. During 2018, TORM secured bank financing for five newbuildings, ensuring that the newbuilding program is fully financed. In addition, TORM has extended one credit facility with original maturity in 2019. Net interest-bearing debt amounted to USD 627m, and the net loan-to-value (LTV) ratio was estimated at 53% as of 31 December 2018.

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Based on broker valuations, TORM’s NAV excluding charter commitments is estimated at USD 856m. This corresponds to a NAV/share of USD 11.6 or DKK 75.5. TORM’s book equity amounted to USD 847m. This corresponds to a book equity/share of USD 11.5 or DKK 74.9.

Announcement no. 2 / 12 March 2019	TORM plc Annual Report 2018	Page 1 of 2

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As of 31 December 2018, TORM’s fleet including newbuildings had a market value of USD 1,675m based on broker valuations. TORM’s nine remaining newbuildings are expected to be delivered in 2019 and throughout the first quarter of 2020. Outstanding CAPEX relating to the order book, including costs related to the installation of scrubbers, amounted to USD 281m as of 31 December 2018. TORM performed a review of the recoverable amount of its assets by assessing the recoverable amount for the most significant assets. Based on this review, Management concluded that the assets were not impaired as the value in use approximates the carrying value. The book value of the fleet was USD 1,442m as of 31 December 2018 excluding outstanding installments on the newbuildings of USD 258m.

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As of 31 December 2018, 10% of the total earning days in 2019 were covered at USD/day 17,306. As of 5 March 2019, 85% of the total earning days were covered at USD/day 18,522 for the first quarter of 2019. 24% of the total earning days in 2019 were covered at USD/day 18,193.

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TORM intends to distribute 25-50% of net income semi-annually. For the first half of 2018, TORM did not distribute dividends, and for the second half of 2018 the Board of Directors also proposes that no dividend be distributed.

CONFERENCE CALL
TORM will be hosting a conference call for investors and financial analysts at 10:00 am Eastern Time / 3:00 pm Central European Time. If you wish to listen to the call, please dial +45 8071 8097 (+1 (866) 966 1396 for USA connections) at least 10 minutes prior to the start of the call to ensure connection and use 2982249 as conference ID. The presentation can be downloaded from https://investors.torm.com/.

CONTACT	TORM plc
Jacob Meldgaard, Executive Director, tel.: +45 3917 9200	Birchin Court, 20 Birchin Lane
Christian Søgaard-Christensen, CFO, tel.: +45 3917 9285	London, EC3V 9DU, United Kingdom
Morten Agdrup, IR, tel.: +45 3917 9249	Tel.: +44 203 713 4560
www.torm.com

ABOUT TORM
TORM is one of the world’s leading carriers of refined oil products. The Company operates a fleet of approximately 80 modern vessels with a strong commitment to safety, environmental responsibility and customer service. TORM was founded in 1889. The Company conducts business worldwide. TORM’s shares are listed on NASDAQ Copenhagen and NASDAQ New York (tickers: TRMD A and TRMD). For further information, please visit www.torm.com.

SAFE HARBOR STATEMENTS AS TO THE FUTURE
Matters discussed in this release may constitute forward-looking statements. Forward-looking statements reflect our current views with respect to future events and financial performance and may include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and statements other than statements of historical facts. The words “believe,” “anticipate,” “intend,” “estimate,” “forecast,” “project,” “plan,” “potential,” “may,” “should,” “expect,” “pending” and similar expressions generally identify forward-looking statements.

The forward-looking statements in this release are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, management’s examination of historical operating trends, data contained in our records and other data available from third parties. Although the Company believes that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies that are difficult or impossible to predict and are beyond our control, the Company cannot guarantee that it will achieve or accomplish these expectations, beliefs or projections.

Important factors that, in our view, could cause actual results to differ materially from those discussed in the forward-looking statements include the strength of the world economy and currencies, changes in charter hire rates and vessel values, changes in demand for “ton miles” of oil carried by oil tankers, the effect of changes in OPEC’s petroleum production levels and worldwide oil consumption and storage, changes in demand that may affect attitudes of time charterers to scheduled and unscheduled dry-docking, changes in TORM’s operating expenses, including bunker prices, dry-docking and insurance costs, changes in the regulation of shipping operations, including requirements for double hull tankers or actions taken by regulatory authorities, potential liability from pending or future litigation, domestic and international political conditions, potential disruption of shipping routes due to accidents, political events or acts by terrorists.

In light of these risks and uncertainties, you should not place undue reliance on forward-looking statements contained in this release because they are statements about events that are not certain to occur as described or at all. These forward-looking statements are not guarantees of our future performance, and actual results and future developments may vary materially from those projected in the forward-looking statements.

Except to the extent required by applicable law or regulation, the Company undertakes no obligation to release publicly any revisions to these forward-looking statements to reflect events or circumstances after the date of this release or to reflect the occurrence of unanticipated events.

Announcement no. 2 / 12 March 2019	TORM plc Annual Report 2018	Page 2 of 2